Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288232

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated June 26, 2025)

Murano Global Investments PLC

129,765,157 Ordinary Shares

This Prospectus Supplement No. 3 (“Prospectus Supplement No. 3”) relates to the Prospectus of Murano Global Investments PLC (“Murano Global Investments”), a public company incorporated under the laws of the Bailiwick of Jersey (“we”, “us”, the “Company”, “Murano Group” or “Murano”), dated June 26, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-288232), relating to the to the offer and sale, from time to time, of 129,765,157 ordinary shares of Murano Global Investments, no par value by the selling securityholders named therein. Capitalized terms used in this Prospectus Supplement No. 3 and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement No. 3 is being filed to update and supplement the information included in the Prospectus with the information contained herein. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus and may not be delivered without the Prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary-Foreign Private Issuer” in the Prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities. Such risks include that our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is September 4, 2025.

Recent Developments

Update on Corporate Strategy

In conjunction with the changes to the Corporate Governance of Murano Global Investments PLC (the "Company") as detailed below, the Company has decided to pause its Bitcoin treasury initiative. This is a strategic decision to focus on the Company's core Mexican real estate assets and the restructuring of the Company's debt obligations. The Board believes that this strategic focus will enhance operational efficiency and better align with the Company’s long-term objectives.

Corporate Governance

In accordance with the home country practices permitted under Nasdaq Capital Market ("Nasdaq") rules, the Company has elected to follow Jersey law with respect to the composition of its board committees. Accordingly, the Company’s Audit Committee will consist of a sole member who qualifies as both an independent director and a financial expert under applicable SEC and Nasdaq regulations. The Company also confirms that its Board of Directors will include only one independent director. This governance structure is consistent with Jersey legal requirements, and the Company remains committed to maintaining high standards of corporate governance within the framework of its home jurisdiction.

Resignation of Directors

The board of directors (the "Board") of the Company announces the following resignations:

1) Effective as of September 4, 2025, Mr. David James Galan resigned as director and Global Chief Financial Officer ("CFO") of the Company.

2) Effective as of August 28, 2025, Mr. Keith Graeme Edelman resigned as independent director of the Company. He has also ceased to serve as chairman of the Audit Committee.

3) Effective as of September 4, 2025, Mr. Theodore Allegaert resigned as independent director of the Company. He has also ceased to serve as a member of the Audit Committee.

4) Effective as of September 4, 2025, Mr. Patrick Joseph Goulding resigned as director of the Company.

5) Effective as of August 27, 2025, Mr. Eric S. Weiss resigned as director of the Company.

The resignations of Mr. Galan, Mr. Edelman, Mr. Allegaert, Mr. Goulding, and Mr. Weiss from our Board of Directors and Mr. Galan as CFO, did not arise or result from any disagreement with the Company or the Board. The Board would like to express its sincere gratitude to Mr. Galan, Mr. Edelman, Mr. Allegaert, Mr. Goulding, and Mr. Weiss for their contributions to the Company during their tenure of office.

Appointment of Directors and Change in Composition of Audit Committee

The Board further announces the following appointments and changes to the composition of the Board committees:

1) Effective as of September 4, 2025, Mr. Oscar Jazmani Mendoza Escobar has been appointed as interim Global CFO.

2) Effective as of September 4, 2025, Mr. Julio Arias García has been appointed as independent director of the Board and sole member of the Audit Committee. Mr. Arias is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and the rules of Nasdaq. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Arias was selected as a director.

The Board has determined that Mr. Arias qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

After the changes described above and effective from September 4, 2025:

•	the Board will consist of three directors, including Mr. Elias Sacal Cababie, Mr. Marcos Sacal Cohen and Mr. Julio Arias García, as Independent Director.
•	Mr. Arias, who qualifies as a "financial expert", will be the sole member of the Audit Committee.
•	Mr. Oscar Jazmani Mendoza Escobar will be the interim Global CFO.

Set forth below is certain biographical information regarding the background and experience or Mr. Jazmani and Mr. Arias:

Mr. Mendoza has been working with Murano Mexico in the last two years in Mexico as a local CFO and is a Certified Public Accountant by the Instituto Mexicano de Contadores Publicos and has a Master Degree in Finance. He has more than 20 years of experience in accounting, audit and finance areas, prior to join Murano Mr. Mendoza was an Assurance Director at PwC Mexico where he attended public and private clients with reporting compliance in Mexico, United States of America, Spain, Brazil, Sweden, Italy an Australia and has knowledge in different industries such as hospitality, real estate, manufacturing/maquila, real estate, automotive, retail & wholesale, consume, entertainment/media and oil & gas.

Mr. Julio Arias is a Certified Public Accountant by the Instituto Mexicano de Contadores Publicos A.C. Previously, he attended the faculty of public accountants at the Universidad Nacional Autónoma de Mexico (UNAM). Mr. Arias has more than 34 years of experience in external audit, finance and taxes areas in private and public companies among different industries such as real estate, hospitality, automotive, service sector as well as financial business working with insurance companies.  He has been an independent consultant and serves as a member of the board in private companies.  In the last few years, he has been involved in developing complex tax structures to help companies improve their tax benefits.  Finally, due to his deep experience in external audit where he was a director in small firms, he has also been a trusted advisor in the implementation of internal control environments including COSO methodology and SOX controls.

Results of Annual General Meeting held on September 2, 2025

The Annual General Meeting of the Company was held in London on September 2, 2025.  The Company announces that all resolutions put to the meeting were duly passed, except for Resolution 2.  Resolution 2, which proposed the re-appointment of Keith Graeme Edelman as a Class I director, was withdrawn from the meeting, due to the resignation of Mr. Edelman prior to the Annual General Meeting and as detailed above.